Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-47842 and No. 333-92493), of our report dated March 11, 2003, with respect to the consolidated financial statements and schedules of Nur Macroprinters Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel
May14, 2003

Yours truly, /S/ Kost Forer & Gabbay KOST FORER & GABBAY A Member of Ernst & Young Global